SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

EARGO, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

270087109

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners IV, LLC

2740 Sand Hill Road, 2nd Floor

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 270087109	13D

1	NAMES OF REPORTING PERSONS Longitude Capital Partners IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,918,691 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,918,691 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,918,691 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.9% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by LVPIV (as defined in Item 2(a) below). LCPIV (as defined in Item 2(a) below) is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker, a member of the Issuer’s board of directors, are the managing members of LCPIV and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 38,731,538 shares of Common Stock outstanding as of May 5, 2021 as reported in the Issuer’s 10-K filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2021 (the “Form 10-K”)

CUSIP No. 270087109	13D

1	NAMES OF REPORTING PERSONS Longitude Venture Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,918,691 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,918,691 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,918,691 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.9% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by LVPIV. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker, a member of the Issuer’s board of directors, are the managing members of LCPIV and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 38,731,538 shares outstanding as of May 5, 2021, as reported in the Form 10-K.

CUSIP No. 270087109	13D

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,928,715 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,923,703 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,923,703 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.9% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 1,918,691 shares are held of record by LVPIV and (ii) 10,024 shares held of record by a limited partnership (the “Partnership”) of which the general partner is a trust (the “Trust”). Patrick G. Enright is the Trustee of the Trust and may be deemed to share voting, investment and dispositive power over the shares held by the Partnership. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to the securities held by LVPIV. Patrick G. Enright and Juliet Tammenoms Bakker, a member of the Issuer’s board of directors, are the managing members of LCPIV and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 38,731,538 shares outstanding as of May 5, 2021, as reported in the Form 10-K.

CUSIP No. 270087109	13D

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,016 (1)
	8	SHARED VOTING POWER 1,921,699 (2)
	9	SOLE DISPOSITIVE POWER 12,016 (1)
	10	SHARED DISPOSITIVE POWER 1,921,699 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,933,715(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.9% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 5,000 shares of Common Stock subject to stock options granted to Juliet Tammenoms Bakker in her capacity as a director of the Issuer that are exercisable as of the date of filing of this Statement (as defined in Item 1 below) or within 60 days thereafter and (ii) 7,016 shares of Common Stock held directly by Juliet Tammenoms Bakker.

(2)

Consists of (i) 1,918,691 shares are held of record by LVPIV and (ii) 3,008 shares held of record by a trust. Juliet Tammenoms Bakker, a member of the Issuer’s board of directors, is the Investment Trustee of such trust and may be deemed to have voting, investment and dispositive power over the securities held by such trust. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to the securities held by LVPIV. Patrick G. Enright and Juliet Tammenoms Bakker, a member of the Issuer’s board of directors, are the managing members of LCPIV and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(3)

Based on 38,736,538 shares outstanding, consisting of (i) 38,731,538 shares outstanding as of May 5, 2021, as reported in the Form 10-K, plus (ii)5,000 shares of Common Stock subject to stock options granted to Juliet Tammenoms Bakker in her capacity as a director of the Issuer that are exercisable as of the date of filing of this Statement.

CUSIP No. 270087109	13D

Item 1. Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Eargo, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1600 Technology Drive, 6th Floor, San Jose, CA 95110.

Item 2. Identity and Background.

(a) This Amendment No. 2 (“Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “Commission”) on October 30, 2020, as amended by Amendment No. 1 filed with the Commission on April 26, 2021 (collectively the “Original Schedule 13D”). This Amendment is being filed by Longitude Venture Partners IV, L.P. (“LVPIV”), Longitude Capital Partners IV, LLC (“LCPIV”, and together with LVPIV, the “Reporting Entities”) Patrick G. Enright (“Enright”) and Juliet Tammenoms Bakker, a member of the Issuer’s board of directors (“Tammenoms Bakker” and together with Enright, the “Managing Members”). The Reporting Entities and the Managing Members are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to the Original Schedule 13D as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c)

On April 14, 2021, LVPIV effected a pro-rata distribution without additional consideration of 1,000,000 shares of the Issuer’s Common Stock to its general and limited partners, pursuant to a 10b5-1 plan.

On May 17, 2021, LVPIV effected a pro-rata distribution without additional consideration of 1,000,000 shares of the Issuer’s Common Stock to its general and limited partners.

Each of the Reporting Persons ceased to be that beneficial owner of more than five percent of the Issuer’s Common Stock on May 17, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2021

LONGITUDE VENTURE PARTNERS IV, L.P.

By:	LONGITUDE CAPITAL PARTNERS IV, LLC

Its:	General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS IV, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

/s/ Patrick G. Enright
Patrick G. Enright

/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker